APPENDIX E: TABLE OF DEFINED TERMS

When used in the Form C or any appendix thereto, the following terms have the meanings set forth below. Other capitalized terms contained in the Form C shall be as defined within the Form C or other documents, as so indicated.

"***Accredited Investors***" has the meaning set forth in Rule 501(a) of Regulation D promulgated under the Securities Act.

"***Change of Control***" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the units of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof.

"***Commission***" means the United States Securities and Exchange Commission or any succeeding governmental authority.

"***Company***" means Pharm Robotics, LLC, a California limited liability company.

"***Exchange Act***" means the Securities and Exchange Act of 1934, as amended.

"***Form C***" means the disclosure form of the Company prepared and submitted in connection with the Company's offering under Regulation Crowdfunding, together with all appendices thereto.

"***Intermediary***" means Wefunder Portal, LLC

"Investor(s)" means the individuals and/or entities that purchase one or more Notes.

"***Lead Investor***" means, initially, Thomas Hintz, and shall also mean any other individual appointed or hired by XX Team to provide key consulting services to XX Team and assist in advising XX Investments with respect to the exercise of voting rights of the Investors.

"Majority Holders" has the definition attributed thereto in the Notes.

"***Notes***" means the debt securities offered in connection with the Offering, pursuant to which the Company is offering convertible unsecured notes to prospective investors in accordance with the terms and conditions of the Form C.

"***Holder(s)***" means a person or entity that purchases a Note in connection with the Offering.

"***Offering***" means the offering of Notes to potential investors pursuant to the terms and conditions set forth in the Company's Form C, including all appendices thereto.

"***Proxy***" means the individual or entity appointed by each Investor to act alone and with full power of substitution on behalf of such Investor to exercise all voting rights held by such Investor.

"***Qualified Financing***" means the event that occurs when the Company issues and sells its equity securities to one or more individuals while the Notes remain outstanding in an equity financing with total proceeds to the Company of not less than $1,000,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)), provided, however, that if a transaction would qualify as both a Qualified Financing and a Change of Control, it shall be deemed to be a Change of Control.

"***Securities Act***" means the Securities Act of 1933, as amended.

"***Senior Indebtedness***" means unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (i) indebtedness of the Company to banks or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

"***Unitholders***" means holders of units of equity interests in the Company.

"***XX***" means collectively XX Investments, XX Team, and the Lead Investor.

"***XX Investments***" means XX Investments LLC, an SEC-registered transfer agent that acts as a custodian for all securities sold on Wefunder and who will act as custodian for the Investors securities purchased from the Company. Each Investor will enter into a Custodial and Voting Agreement with XX Investments pursuant to which XX Investments will track Investors' beneficial ownership in the Company, make distributions to the Investors, and in accordance with the recommendations and collaboration with XX Team and the Lead Investor, exercise all voting rights of Investors on their behalf.

"***XX Team***" means a collection of mentors and experts who are engaged to help the Company develop and grow. The XX Team is financially incentivized to help companies in the Wefunder portfolio, including the Company, succeed because the XX Team is entitled to receive 10% of all distributions that would otherwise be delivered to the Investors. The XX Team will work with the Lead Investor to evaluate items and issues put to a vote and advise XX Investments in making voting decisions.

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